SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 1, 2006

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure:	Press Release dated January 1, 2006 re: Partner Communications Announces the Appointment of David Avner as COO.

Partner Communications Announces the
Appointment of David Avner as COO

Rosh Ha’ayin, Israel, January 1st, 2006 – Partner Communications Company Ltd. (NASDAQ, TASE: PTNR, London: PCCD) announces that its Deputy CEO, David Avner, takes on extra role as COO, effective immediately. In his capacity as Deputy CEO and COO, Mr. Avner will oversee the selling, marketing, technology, customer service, human resources and purchasing operations of Partner.

Since April 2005 Mr. Avner has served as Deputy CEO at Partner. In the two years prior to that, he served as Senior Vice President of Operations and Member of the Executive Management at Amdocs Limited. Previously he served at Amdocs as Group President Europe and LATAM & Member of Management. Prior to that, Mr. Avner served at Strauss Dairy Ltd. for 17 years, the last four as General Manager of the Dairy Division. He was also the General Manager of Strauss Ice Creams Ltd., and Manager of Information Systems at Strauss Dairy Ltd. Mr. Avner also served as active Director of Yotvata Dairies Subsidiary since 1998.

He holds a B.A. in Mathematics/Computer Sciences & Philosophy from Haifa University in Israel and an MBA degree from the Technion, Israel Institute of Technology.

Mr. Amikam Cohen, Partner’s CEO, wished Mr. Avner success in his new position.

About Partner
Partner Communications Company Ltd. (‘Partner’) is a leading Israeli mobile communications operator providing GSM/ GPRS/ UMTS services and wire free applications under the orange™ brand. The Company commenced full commercial operations in January 1999 and, through its network, provides quality service and a range of features to 2.5 million subscribers in Israel (as of December 2005). Partner subscribers can use roaming services in 162 destinations using 347 GSM networks. The Company launched its 3G service in 2004. Partner’s ADSs are quoted on NASDAQ under the symbol PTNR and on the London Stock Exchange under the symbol PCCD. Its shares are quoted on the Tel Aviv Stock Exchange under the symbol PTNR.

Partner is a subsidiary of Hutchison Telecommunications International Limited (‘Hutchison Telecom’). Hutchison Telecom is a leading listed telecommunications operator (SEHK: 2332; NYSE: HTX) focusing on dynamic markets. It currently offers mobile and fixed-line telecommunication services in Hong Kong, and operates or is rolling out mobile telecommunication services in India, Israel, Macau, Thailand, Sri Lanka, Ghana, Indonesia and Vietnam.

For more information about Partner, see www.investors.partner.co.il

This release may contain forward-looking statements, which are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995, as amended to date. These forward-looking statements involve risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements contained herein. These factors which could cause actual results to differ materially, are discussed in more detail in Partner’s filings with the United States Securities and Exchange Commission (available at www.sec.gov) and other regulatory agencies.

Contact:

Dr. Dan Eldar
V.P. Carrier, International and Investor Relations
Tel:	+972 54 7814151
Fax:	+972 54 7814161
E-mail:	dan.eldar@orange.co.il

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. BY: /S/ Alan Gelman —————————————— Alan Gelman Chief Financial Officer

Dated: January 1, 2006